February 22, 2022

Via Edgar

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Datasea Inc.
Form 10-K for the Year Ended June 30, 2021
Filed September 28, 2021
File No. 001-38767

Dear Ms. Collins,

Datasea Inc., a company organized under the laws of the State of Nevada (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated February 16, 2022 (the “Comment Letter”) to the Company, with respect to the Company’s subject filing (the “10-K”). As our counsel Elizabeth Fei Chen from Pryor Cashman LLP discussed with one of the Staff Ms. Joyce Sweeney and you over the phone calls on February 17, 2022, we hereby submit this written extension request. We expect to respond to the Comment Letter by March 31, 2022 with our proposed amended disclosure in the response letter in lieu of an amended 10-K. Once the proposed amended disclosure is cleared of the Staff’s comments, we will incorporate such disclosure into our annual report for the fiscal year ended June 30, 2022 and the registration statement on Form S-1 prior to the Staff declares such registration statement effective.

Please feel free to contact me at sunmingzhou@shuhaixinxi.com or Elizabeth Fei Chen, Esq. at echen@pryorcashman.com, 212-326-0199, in case you have any further comments or questions in this regard.

Sincerely,

/s/ Mingzhou Sun
Mingzhou Sun
Chief Financial Officer